Cusip No. 69553P 100	13G	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.  1)*

PagerDuty, Inc.
(Name of Issuer)

Common Stock, $0.000005 par value
(Title of Class of Securities)

69553P 100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 69553P 100	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Baskar Puvanathasan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 3,928,689
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 3,928,689
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,689
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.79%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* Based upon 81,932,793 shares of the Issuer’s Common Stock outstanding as of December 1, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020.

Cusip No. 69553P 100	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Anjaneya Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 0
		6.	SHARED VOTING POWER 3,928,689
		7.	SOLE DISPOSITIVE POWER 0
		8.	SHARED DISPOSITIVE POWER 3,928,689
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,689
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.79%*
12.	TYPE OF REPORTING PERSON (See Instructions) HC

* Based upon 81,932,793 shares of the Issuer’s Common Stock outstanding as of December 1, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020.

Cusip No. 69553P 100	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: PagerDuty, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 600 Townsend St., Suite 200

San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Anjaneya Holdings Inc. (the “Corporation”) directly holds 3,928,689 shares of Common Stock (the “Shares”) of the Issuer.

Mr. Puvanathasan, as sole director of the Corporation, has voting and dispositive power of the Shares. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Puvanathasan is the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Act.

All Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

91 Drawbridge Drive, Markham, Ontario L6C 2N5, Canada

Item 2(c).	Citizenship: Canada

Item 2(d).	Title of Class of Securities: Common

Item 2(e).	CUSIP Number: 69553P 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Cusip No. 69553P 100	13G	Page 5 of 7 Pages

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:           not applicable            .

Item 4.            Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

See responses in Row 9 on page 2 for Reporting Person.

(b)           Percent of Class:

See responses in Row 11 on page 2 for Reporting Person.

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See responses in Row 5 on page 2 for Reporting Person.

(ii)	shared power to vote or to direct the vote:

See responses in Row 6 on page 2 for Reporting Person.

(iii)	sole power to dispose or to direct the disposition of:

See responses in Row 7 on page 2 for Reporting Person.

(iv)	shared power to dispose or to direct the disposition of:

See responses in Row 8 on page 2 for Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Cusip No. 69553P 100	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2021

Baskar Puvanathasan

/S/ Baskar Puvanathasan

Anjaneya Holdings Inc.

By:	/S/ Baskar Puvanathasan
Baskar Puvanathasan, Director

Cusip No. 69553P 100	13G	Page 7 of 7 Pages

Exhibit 1

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement with respect to the securities of PagerDuty, Inc. (this "Agreement") agree as follows:

(i)            The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G in accordance with the Securities Exchange Act of 1934 and the regulations promulgated thereunder is attached and such schedule is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii)            The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; provided, however, that none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: January 18, 2021

Baskar Puvanathasan

/S/ Baskar Puvanathasan

Anjaneya Holdings Inc.

By:	/S/ Baskar Puvanathasan
Baskar Puvanathasan, Director